First Amendment to Support Agreement


This first amendment to Support Agreement is made and entered into by and between Caterpillar Inc., a Delaware corporation and Caterpillar Financial Services Corporation (CFSC), a Delaware corporation.

WHEREAS, Caterpillar Tractor Co. and CFSC entered into that certain Support Agreement dated December 21, 1984; and

WHEREAS, Caterpillar Inc. is the surviving corporation in a merger between Caterpillar Tractor Co. and Caterpillar Inc. and as a result of such merger the Support Agreement became legally binding upon and enforceable by Caterpillar Inc. on May 22, 1986, in accordance with its terms.

NOW, THEREFORE, the parties agree as follows:

Paragraph 2 of the Support Agreement is hereby amended to include the following which shall be designated 2(A) and which shall follow the existing paragraph entitled "Maintenance of Tangible
Net Worth".

Financial Covenants. CFSC shall maintain a ratio of (i) earnings of CFSC before income taxes and "Interest Expense" (as defined below) to (ii) Interest Expense, in each case calculated for the fiscal year then most recently ended for CFSC and its Subsidiaries on a consolidated basis in accordance with generally accepted accounting principles, of not less than 1.15 to 1. If it appears that CFSC will not achieve the stated ratio for a particular fiscal year, Caterpillar Inc. shall make a payment to or forgive a payment from CFSC, prior to the end of such fiscal year, so that a ratio of not less than 1.15 to 1 is maintained. "Interest Expense" means, for any period of determination, all interest (without duplication), whether paid in cash or accrued as a liability, on Debt of CFSC and its Subsidiaries determined on a consolidated basis for such period (including imputed interest on any capital lease of CFSC or its Subsidiaries) in accordance with generally accepted accounting principles. "Debt" means (i) indebtedness for borrowed money, (ii) obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) obligations to pay the deferred purchase price of property or services, (iv) obligations as lessee under leases which shall have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases, and


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(v) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or other to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (i) through (iv) above. "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by CFSC or by one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

The last sentence of Paragraph 7 of the Support Agreement is hereby amended in its entirety to read as follows:

"The term "Lender" in this paragraph 7 shall mean any person, firm or corporation to whom CFSC is indebted for money borrowed or that is a derivative counterparty to CFSC."

Agreed and accepted this ________ day of _________, 1995

Caterpillar Inc.


By:______________________

Title:___________________


Caterpillar Financial Services Corporation


By:_____________________

Title:__________________












supp.agr

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